Exhibit 99.1

Cenovus reports voting results of election of Directors

Calgary, Alberta (April 27, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 27, 2016, each of the 11 nominees proposed as Directors and listed in its Management Information Circular dated March 4, 2016 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld

	Number	Percent	Number	Percent

Patrick D. Daniel	577,252,024	96.34	21,929,460	3.66

Ian W. Delaney	576,409,420	96.20	22,772,246	3.80

Brian C. Ferguson	596,358,353	99.53	2,825,385	0.47

Michael A. Grandin	594,074,706	99.15	5,106,733	0.85

Steven F. Leer	596,295,883	99.52	2,885,833	0.48

Richard J. Marcogliese	596,618,025	99.57	2,565,713	0.43

Valerie A.A. Nielsen	595,952,538	99.46	3,228,901	0.54

Charles M. Rampacek	595,222,921	99.34	3,958,745	0.66

Colin Taylor	577,325,219	96.35	21,858,519	3.65

Wayne G. Thomson	594,273,928	99.18	4,907,512	0.82

Rhonda I. Zygocki	596,490,383	99.55	2,693,355	0.45

Cenovus welcomes Richard J. Marcogliese and Rhonda I. Zygocki as new members of its Board of Directors. Mr. Marcogliese and Ms. Zygocki have each had long careers with large integrated oil and natural gas companies, giving them strong experience in the areas of resource development and production as well as refining. Mr. Marcogliese has been involved in the U.S. refining industry for more than 40 years, including more than 25 years with Exxon Mobil Corp. He is currently the Principal of iRefine LLC, a privately owned petroleum refining consulting company. He is also Executive Advisor of Pilko & Associates, a private chemical and energy advisory company. Ms. Zygocki spent 34 years with Chevron Corp. in a variety of senior management and executive leadership positions. She most recently served as Executive Vice-President, Policy and Planning at Chevron for four years until her retirement in February 2015. Currently, she is a senior advisor with the Centre for Strategic and International Studies, a research and policy development organization based in Washington, D.C.

Cenovus would like to extend its sincere thanks and best wishes to Ralph Cunningham who has retired from the Board of Directors after serving as a Director since Cenovus’s inception in 2009.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $18 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Director, Investor Relations 403-766-5883	Media Brett Harris Media Lead 403-766-3420 Media Relations general line 403-766-7751